Filed pursuant to 424(b)(3)

Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 11 DATED JANUARY 7, 2009

TO THE PROSPECTUS DATED JANUARY 4, 2008

This Supplement No. 11 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated January 4, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated May 15, 2008, Supplement No. 6 dated June 27, 2008, Supplement No. 7 dated August 6, 2008, Supplement No. 8 dated August 14, 2008, Supplement No. 9 dated November 10, 2008, and Supplement No. 10 dated November 14, 2008.  Unless otherwise defined in this Supplement No. 11, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose:

•                  the status of our public offering;

•                  a change in suitability standards applicable to investors in California, Michigan, and Oregon;

•                  information about our declaration of distributions for January, February, and March 2009;

•                  information regarding risks posed by the recent disruptions to the financial markets;

•                  the renewal of our advisory management agreement; and

•                  the execution of a loan agreement related to 1875 Lawrence.

Status of Offering

We commenced the initial public offering of shares of our common stock on January 21, 2008.  As of December 30, 2008, we had accepted investors’ subscriptions for and issued approximately 7.2 million shares of our common stock pursuant to this offering resulting in aggregate gross proceeds of approximately $72.2 million.

Suitability Standards

The following information supplements the discussion contained in the “Suitability Standards” section beginning on page 1 of the prospectus:

Effective as of January 5, 2009, in addition to meeting the general suitability standards described in the prospectus, California and Oregon investors must have a liquid net worth of at least 10 times their investment in us and Michigan investors must have a liquid net worth of at least 10 times their investment in us and other Behringer Harvard-sponsored real estate programs.

Prospectus Summary

Distribution Policy

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary — Distribution Policy” section beginning on page 9 of the prospectus and all similar information appearing throughout the prospectus, including in the “Description of Shares — Distributions” section beginning on page 166 of the prospectus:

On December 16, 2008, our board of directors declared distributions payable to the stockholders of record each day during the months of January, February, and March 2009.  Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0008219 per share of common stock. If this rate were paid each day for a 365-day period, it would equal a 3.0% annualized rate based on a purchase price of $10.00 per share. A portion of each distribution is expected to constitute a return of capital for tax purposes.  There is no assurance that we will continue to declare daily distributions at this rate.

Risk Factors

Risks Related to Our Business in General

The following risk factor supplements the risk factors contained in the “Risk Factors — Risks Related to Our Business in General” section beginning on page 42 of the prospectus:

The recent market disruptions may adversely affect our operating results and financial condition.

The global financial markets are currently undergoing pervasive and fundamental disruptions.  The continuation or intensification of any such volatility may have an adverse impact on the availability of credit to businesses generally and could lead to a further weakening of the U.S. and global economies.  Many economists believe that the prevailing U.S. economic “slowdown” has developed into a recession.  To the extent that turmoil in the financial markets continues or intensifies, it has the potential to materially affect:

1.               the value of our investment;

2.               the availability or the terms of financing that we may anticipate utilizing;

3.               our ability to make principal and interest payments on, or refinance, any outstanding debt when due; and

4.               the ability of our current tenants to enter into new leases or satisfy their current rental payment obligations under existing leases and the ability of future tenants to enter into new leases.

The current market disruption could also affect our operating results and financial condition as follows:

Debt and Equity Markets.  Our results of operations are sensitive to the volatility of the credit markets.  The commercial real estate debt markets are currently experiencing volatility as a result of certain factors, including the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold collateralized mortgage backed securities in the market.  Credit spreads for major sources of capital have widened significantly as investors have demanded a higher risk premium.  This is resulting in lenders increasing the cost for debt financing.  Should the overall cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of our acquisitions, developments and property contributions.  This may result in our investment operations generating lower overall economic returns and a reduced level of cash flow, which could potentially impact our ability to make distributions to our stockholders at current levels.  In addition, the recent dislocations in the debt markets have reduced the amount of capital that is available to finance real estate, which, in turn: (i) limits the ability of real estate investors to benefit from higher returns driven by capitalization rate compression; (ii) has slowed real estate transaction activity; and (iii) may result in an inability to refinance debt as it becomes due, all of which may reasonably be expected to have a material impact, favorable or unfavorable, on revenues, income or cash flow from the acquisition and operations of real properties and real estate-related assets.  In addition, the state of the debt markets could have an impact on the overall amount of capital being invested in real estate, which may result in price or value decreases of real estate assets and impact the ability to raise equity capital for us and within any future unconsolidated joint ventures.

If we are unable to obtain debt financing on attractive terms, we may be forced to use a greater proportion of our offering proceeds to finance our acquisitions, reducing the number of acquisitions we would otherwise make.  If the current debt market environment persists, we may modify our investment strategy in order to optimize our portfolio performance.  Our options would include limiting or eliminating the use of debt and focusing on those investments that do not require the use of leverage to meet our portfolio goals.  Such modifications to our investment strategy could adversely affect our performance.

Valuations.  The recent market volatility will likely make the valuation of our investment more difficult.  There may be significant uncertainty in the valuation, or in the stability of the value, of our investment.  The recent market volatility could result in a substantial decrease in the value of our investment.  As a result, we may not be able to recover the carrying amount of our investment or goodwill, which may require us to recognize an impairment charge in earnings.

Government Intervention.  The pervasive and fundamental disruptions that the global financial markets are currently undergoing have led to extensive and unprecedented governmental intervention.  Such intervention has in certain cases been implemented on an “emergency” basis, suddenly and substantially eliminating market participants’ ability to continue to implement certain strategies or manage the risk of their outstanding positions.  In addition, these interventions have typically been unclear in scope and application, resulting in confusion and uncertainty which in itself has been materially detrimental to the efficient functioning of the markets as well as previously successful investment strategies.  In addition, regulatory measures aimed at aiding borrowers in the residential housing market could adversely affect lenders and their ability to enforce the negotiated contractual provisions of existing residential loans.  If similar regulations were implemented and applied to the commercial sector, as opposed to residential housing, they could adversely impact our operations.  It is impossible to predict what, if any, additional interim or permanent governmental restrictions may be imposed on the markets or the effect of such restrictions on us and our results of operations.  There is a high likelihood of significantly increased regulation of the financial markets that could have a material impact on our operating results and financial condition.

Management

The Advisory Management Agreement

The following information supplements the discussion contained in the “Management — The Advisory Management Agreement” section beginning on page 89 of the prospectus and all similar discussion appearing throughout the prospectus:

On December 16, 2008, we renewed our advisory management agreement, as amended, between us and our advisor, Behringer Harvard Opportunity Advisors II LP.  The renewed advisory management agreement is effective as of January 4, 2009 for a term of one year; however, either party may terminate the advisory management agreement without cause or penalty upon providing 60 days’ written notice.  The terms of the advisory management agreement remain unchanged.

Investment Objectives and Criteria

The following information supplements the discussion contained in the “Investment Objectives and Criteria” section beginning on page 112 of the prospectus as well as the discussion under the heading “Real Property Investments” in Supplement No. 9 dated November 10, 2008:

Real Property Investments

On December 31, 2008, we, through a wholly-owned subsidiary of our operating partnership, entered into a loan agreement with Mutual of Omaha Bank, an unaffiliated entity, as lender, to borrow up to $23.5 million.  The initial advance under the loan agreement was $18.75 million and was used to fund acquisition and acquisition-related costs of 1875 Lawrence, the office building that we acquired on October 28, 2008 located in Denver, Colorado.  The remaining advances under the loan agreement will be used for capital expenditures, tenant improvements, and leasing commission costs for 1875 Lawrence.  In connection with the loan, we entered into a limited guaranty agreement and have unconditionally guaranteed payment of the loan for an amount not to exceed the lesser of (i) $11.75 million and (ii) 50% of the total amount advanced under the loan agreement if the aggregate amount advanced is less than $23.5 million.

The loan matures on December 31, 2012.  We have the option to extend the agreement for one twelve-month period provided that (i) a written notice of intent to exercise the extension option is provided at least 60 days prior to the maturity date, (ii) no defaults or events of default have occurred, (iii) payment is made to the lender of an extension fee equal to 0.25% of the outstanding loan amount, and (iv) certain financial covenants described in the loan agreement are satisfied.

Advances under the loan agreement bear interest at an annual rate equal to one-month LIBOR plus 2.5%, provided, in no event shall the annual rate be less than 6.25%.  We have the right to prepay the outstanding amount under the loan in full or in part, at any time without penalty, provided that (i) 30 days prior written notice of the intent to prepay is provided to the lender, (ii) each prepayment includes unpaid accrued interest thereon to the date of the prepayment plus any other sums which have become due to the lender on or before the date of prepayment but have not been paid, and (iii) a pre-payment penalty of 1% of the outstanding principal balance is paid if prepaid during the first 12 months from the date of the loan agreement or a pre-payment penalty of 0.5% of the outstanding principal balance is paid if prepaid during the thirteenth through the twenty-fourth month following the date of the loan agreement.

Commencing with the first calendar month following the date of the loan agreement and continuing through the first 24 months, monthly payments of accrued unpaid interest are required.  Commencing on the twenty-fifth calendar month from the date of the loan agreement and continuing until the maturity date, monthly payments of principal and interest are due and payable with principal calculated using an amortization term of 25 years, with the unpaid principal balance and all accrued unpaid interest being due and payable on the maturity date.

The loan agreement is secured by a first mortgage lien on the assets of 1875 Lawrence including the land, fixtures, improvements, contracts, leases, rents, and reserves.

The loan agreement contains customary affirmative, negative, and financial covenants, representations, warranties and borrowing conditions, all as set forth in the loan agreement.  In addition, we, as guarantor, are subject to certain financial covenants as set forth in the loan agreement and the limited guaranty agreement in favor of Mutual of Omaha Bank.